EXHIBIT 99.1

Vicinity Motor Corp. Selected for California Statewide Contract

Largest State Transit Association in U.S. Authorizes Purchase of Vicinity Buses through Distribution Partner, ABC Companies

VANCOUVER, BC / July 28, 2021 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FSE:6LG) ("Vicinity Motor," "VMC" or the "Company") a leading supplier of electric, CNG and clean diesel vehicles, today announced that the MBTA has authorized an award on behalf of the California Association for Coordinated Transportation (“CALACT”) consortium members to select Vicinity buses in a statewide purchasing contract that gives State transit agencies authority to purchase “Buy America” compliant buses directly from the Company's diverse portfolio through its distribution partner ABC Companies.

CALACT is the largest state transit association in the United States, representing California small, rural and specialized transportation providers statewide. CALACT has over 300 members and is dedicated to promoting professional excellence, stimulating ideas and advocating for effective community transportation.

Vehicles authorized for purchase will be produced at Vicinity’s recently announced “Buy America” compliant assembly facility in the State of Washington, which will produce environmentally friendly CNG and clean-diesel vehicles between 28 and 35 feet in length. Once constructed, the Washington State based facility will also produce the upcoming Vicinity Lightning 28’ all electric transit bus.

“The California market represents the largest in the United States, and this contract allows all CALACT members the ability to choose Vicinity as an OEM supplier for their growing fleets,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “CALACT forecasts this contract may include up to 8,000 vehicles over 5 years, representing a major opportunity for Vicinity to expand in California. Leveraging our partnership with ABC Companies, we believe we can offer competitive bids for our innovative line of Vicinity high efficiency buses. We look forward to working with CALACT members to match our unique vehicle offering with their requirements, creating long-term value for both our customers and shareholders,” concluded Trainer.

Roman Cornell, President ABC Companies added, “Our partnership with Vicinity Motor Corp. continues to expand, leveraging Vicinity’s heavy duty mid-size product range which brings exceptional value and flexibility to a changing transit market. The upcoming Vicinity Lightning battery electric bus will further expand our existing electric offering and bring a unique Buy America compliant solution to customers and agencies focused on carbon reduction initiatives.”

About ABC Companies

ABC Companies is a leading provider to the transportation industry with diverse product and service offerings that cover a full spectrum of operational needs including new and pre-owned full-size highway coach equipment along with transit specialty vehicles including battery electric vehicles. ABC supports customers with a comprehensive after sale service network for service and repairs, collision services, extensive OEM and quality aftermarket parts needs for transit, motorcoach and heavy-duty equipment from ten strategically placed locations throughout the U.S. and Canada. Additionally, private and municipal financing and leasing options are available through the company’s financial services group - one of the largest financial service providers within the industry. For more information, contact ABC Companies at 800-222-2875 or visit the company web site at www.abc-companies.com.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LG) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility currently being built in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com for product details.

Company Contact:

John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the anticipated benefits from the selection by CALACT, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations including other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.